

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2013

Via Email
Mr. Jerome Letter
Chief Financial Officer
InterMedia Outdoor Holdings, Inc.
43445 Business Park Dr., Suite 103
Temecula, CA 92590

> **Re:** **InterMedia Outdoor Holdings, Inc.**
> **Amendment No. 1 to Form S-4**
> **Filed January 18, 2013**
> **File No. 333-185106**

Dear Mr. Letter:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the draft tax opinions filed supplementally in response to comment 1 from our letter dated December 18, 2012 do not highlight the consequences of the merger constituting an exchange under Section 351 of the Code and include language which limits reliance on the opinions. Unless the tax opinions specifically reference such discussion in the prospectus, the opinions should be revised to address the significance of the mergers constituting an exchange under Section 351. In addition, investors are entitled to rely upon the opinion expressed. Please file revised versions of the tax opinions that remove the limitation on reliance language. Please refer to Section III.D.1 of Staff Legal Bulletin No. 19 (October 14, 2011), available on our website at: http://www.sec.gov/interps/legal/cfslb19.htm.

Questions And Answers About The Special Meeting And The Proposed Transaction, page 1

What will stockholders of Outdoor Channel and equity holders of IMOTSC receive in the mergers, page 1

2. Your response to comment 4 from our letter dated December 18, 2012 confirms that if a stockholder elects Stock Consideration and there is no proration of the Stock Consideration, a stockholder could not receive fractional shares. Please clarify the language "together with any fractional shares of IMOH to be paid in cash in accordance with the merger agreement" to denote, if accurate, that it pertains to stockholders who elect Stock Consideration and whose election becomes subject to proration.

Selected Unaudited Pro forma condensed Combined Financial Information, page 29

3. Please include pro forma total liabilities in the table of pro forma financial information at page 30 to disclose the impact of the additional borrowings resulting from the merger transaction.

Reconciliation of GAAP to Non-GAAP Financial Measures, page 31

4. We note that your EBITDA reconciliation adjusts net income for restructuring costs, acquisition and integration costs, loss (gain) on sale of assets, impairment of intangibles assets, discontinued operations, and other (income) expense. However, EBITDA is defined as earnings before interest, tax, depreciation and amortization. As such, non-GAAP measures that are calculated differently than EBITDA should not be characterized as EBITDA. Therefore, please revise the title of this measure and provide a definition that identifies clearly how the measure is being calculated and how the calculation of your non-GAAP measure differs from the most directly comparable GAAP measure, net income (loss).

Risks Related to IMOTSC and its Business, page 40

Service providers could discontinue or refrain from carrying IMOTSC's content…, page 40

5. The response to comment 6 from our letter dated December 18, 2012 states that Nielson does not compile data that would allow for the determination of total viewers which receive your programming on different tier levels. Please tell us whether IMOTSC tracks this type of information internally. If practicable disclose whether your video partners generally air The Sportsman Channel on expanded or specialty tiers. In this regard, we note that Nielsen reported that the Sportsman Channel was available to approximately 31.4 million households in January of 2013 and the disclosure on page 54 that The Sportsman Channel has agreements with the major cable, satellite and telecommunications companies offering video service in the United States.

Background of the Proposed Transaction, page 68

6. The disclosure added in response to comment 13 from our letter dated December 18, 2012 indicates that IMOTSC's proposal was not fully financed as of August 8, 2012, but rather IMOTSC had provided assurances regarding its financing. Given this information, please more specifically describe how the "status of negotiations and discussions with Party A" and the failure of Party A to deliver a fully financed proposal despite Party A's assurances that it would do so, led the Board to withdraw from negotiations with Party A and exclusively deal with IMOTSC.

7. Please further expand the information added in response to comment 15 from our letter dated December 18, 2012 to identify the print media specialist engaged by the Outdoor Channel Board and, with respect to the September 6, 2012 meeting, quantify the degree of subscription decline experienced by IMOTSC's Publishing business as compared to the decline experienced by other general interest magazines over the last few years.

Outdoor Channel Reasons for the Outdoor Channel Merger, page 76

8. We note your response to comment 17 from our letter dated December 18, 2012. Revise to clarify that the specifics of the availability of appraisal rights in a cash/stock election merger were not discussed with the Outdoor Channel Board of Directors at the time of their determination to approve the transaction.

IMOH Financial Projections, page 82

9. We reviewed your response to comment 23 from our letter dated December 18, 2012 and believe that the assumptions made by IMOTSC management about the business and prospects of both IMOTSC and Outdoor Channel as well as the updated assumptions made by Outdoor Channel management are necessary to assure that the description of the analyses prepared by the fairness advisor is meaningful to security holders. Please revise

to disclose these assumptions and the reason for any material modifications made by
Outdoor Channel's management.

Opinion of Outdoor Channel's Financial Advisor, page 83

Selected Precedent Transactions Analysis, page 87

10. We note your response to comment 29 from our letter dated December 18, 2012. Please
disclose the mean and median subscriber multiples observed for the selected precedent
transactions.

11. Please revise the disclosure added in response to comment 30 from our letter dated
December 18, 2012 to clarify the language "with content type deemed generally similar
to that of Outdoor Channel." Your disclosure should make clear the criterion Lazard
considered to determine the similarity of content and which of the selected transactions
received "particular focus."

Miscellaneous, page 89

12. To the extent that the $50,000.00 payment discussed in your response to comment 32
from our letter dated December 18, 2012 will not be reimbursed if the mergers do not
take place, disclose the payment and the fact that it may be offset by the contingent
payment owed if the mergers do take place.

Publishing, page 138

13. We note the disclosure added in response to comment 33 from our letter dated December
18, 2012. Review of the third party materials submitted in response to comment 9
indicates that total paid and verified circulation for many of IMOTSC's magazine has
declined materially since 2007. Please fully address this trend and the impact it has had
on IMOTSC's financials. Where you compare declines in circulation to the overall
newsstand average, such as on page 151, please quantify these figures. Please also more
fully address the decline in circulation over the past several years within your Risk
Factors disclosure.

Executive Compensation of IMOTSC, page 169

14. In updating the information in the summary compensation table for the most recently
completed fiscal year, you have deleted all of the compensation information for fiscal
year December 31, 2011. Please note that Instruction 1 to Item 402(c) provides that a
registrant that is not a reporting company will be required to provide information for any
year "if that information previously was required to be provided in response to a
Commission filing requirement." As you were previously required to provide summary
compensation information for the fiscal year ended December 31, 2011 in your filing,

you must continue to include the information for that fiscal year in your summary compensation table. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Inessa Kessman, Staff Accountant, at 202-551-3371 or French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail to
        Tracey A. Zaccone, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP